Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

December 5, 2011

Item 3.	News Release

The Company’s news release dated December 5, 2011, was disseminated by Marketwire, Incorporated on December 5, 2011.

Item 4.	Summary of Material Change

The Company announced that it has engaged the law firm of Blake, Cassels & Graydon LLP to assist the Company with the proposed spin out of its subsidiary, Panamanian Development and Infrastructure Ltd.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Jose Luis Dieguez, Chief Executive Officer of the Company’s subsidiary, Panamanian Development and Infrastructure Ltd., can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated December 5, 2011

PETAQUILLA MINERALS LTD.

Per: /s/ Jose Luis Dieguez
Jose Luis Dieguez
Chief Executive Officer
Panamanian Development and Infrastructure Ltd.

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Jose Luis Dieguez

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Update on Spinout of Panamanian Development and Infrastructure Ltd.

Vancouver, BC – December 5, 2011: Petaquilla Minerals Ltd. (the “Company” or “Petaquilla”) is pleased to announce that it has engaged the law firm of Blake, Cassels & Graydon LLP to assist the Company with the proposed spin out of its subsidiary, Panamanian Development and Infrastructure Ltd. (“PDI”).

The Company will obtain tax advice in order to determine the most tax efficient structure for the spin out transaction but, at this time, expects the spin out will be completed by way of a statutory Plan of Arrangement. Under a Plan of Arrangement, the Company will be seeking preliminary approval from the British Columbia Supreme Court followed by shareholder approval and final court approval.

Within the first quarter of calendar 2012, the Company intends to circulate a proxy circular, containing comprehensive details of the transaction, to its shareholders entitled to vote on the transaction at a Special Meeting of Shareholders to be scheduled. As previously mentioned, the Company intends to distribute to its shareholders one share of PDI for each four shares of Petaquilla held on the record date for the distribution.

With respect to the infrastructure division’s operations, the Company is pleased to announce that Panama Desarrollo de Infraestructuras, S.A. (“PDI Panama”) has increased its contracts with the Government of Panama, Minera Panama, S.A., a wholly owned subsidiary of Inmet Mining Corporation, and contractors of Minera Panama, S.A. PDI Panama has signed contracts of approximately US$70 million, of which approximately US$20 million will be executed by the end of fiscal year 2012 (May 31, 2012).

PDI Panama has also recently acquired a Metso Crusher 125, a mobile crushing plant which will increase PDI Panama’s aggregate production and in-pit crushing operations by 10,000 tonnes per day. PDI Panama has also received additional heavy equipment through its facilities with Global Bank and Caterpillar and is now providing the Company’s Molejon gold mining operations with an increased daily mining rate of 40,000 tonnes.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

About Panama Desarrollo de Infraestructuras, S.A. PDI Panama is a construction company based in Panama offering mining services (exploration and resource analysis, digital topography and drilling programs, construction of temporary and permanent camps, blasting, major earthworks and mining construction), civil infrastructure, and general construction services, including the manufacture and sale of construction materials. PDI Panama’s goal is to become a key player in the mining and infrastructure sectors in the Central American and Caribbean regions.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Plan of Arrangement transaction, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Plan of Arrangement may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Plan of Arrangement, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Jose Luis Dieguez
Chief Executive Officer
Panamanian Development and Infrastructure Ltd.

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.